File No. 333-20191

As filed with the SEC on December 8, 2017

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __

Post-Effective Amendment No.  1

(Check appropriate box or boxes)

FEDERATED MUNICIPAL BOND FUND, INC.

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, PA 15086-7561

(Address of Principal Executive Offices)

John W. McGonigle, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Thomas Early, Esquire

Goodwin Procter LLP

601 S. Figueroa St.

41st Floor

Los Angeles, CA 90017

Acquisition of the assets of

FEDERATED NEW YORK MUNICIPAL INCOME FUND

(A Portfolio of Federated Municipal Securities Income Trust)

By and in exchange for

Class A Shares and Class B Shares

of

FEDERATED MUNICIPAL BOND FUND, INC.

Approximate Date of Proposed Public Offering: As soon as

practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:

Class A Shares and Class B Shares

without par value, of

Federated Municipal Bond Fund, Inc.

It is proposed that this filing will become effective

Immediately upon filing pursuant to Rule 485 (b).

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (333-220191) is to file Exhibit 12, Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization, as discussed in the Registrant’s Form N-14 filing on August 28, 2017.

This Post-Effective Amendment No. 1 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A --- The definitive Prospectus/Proxy Statement of the Registrant as filed on October 10, 2017 pursuant to Rule 497 is incorporated herein by reference.

Part B --- The definitive Statement of Additional Information of the Registrant as filed on October 10, 2017 pursuant to Rule 497 is incorporated herein by reference.

Part C --- Other Information

Signature Page

Exhibits

Exhibit 12 – Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization.

PART C. OTHER INFORMATION.

Item 15. Indemnification

Indemnification is provided to Directors and officers of the Registrant pursuant to the Registrant's Articles of Incorporation and Bylaws, except where such indemnification is not permitted by law. However, the Articles of Incorporation and Bylaws do not protect the Directors or officers from liability based on willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office. Directors and officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act").

Insofar as indemnification for liabilities arising under the Act may be permitted to Directors, officers, and controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Directors, officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Directors, officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Directors, officers, or controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Articles of Incorporation or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Directors who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an officer, Trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Directors or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16. Exhibits

Exhibit Number	DESCRIPTION

(1)
	1.1	Conformed copy of Articles of Restatement of the Registrant (including Amendment Nos. 4-13);	(20)
	1.2	Conformed copy of Articles Supplementary;	(27)
	1.3	Conformed copy of Articles Supplementary dated February 22, 2017	(36)
	1.4	Conformed copy of Articles Supplementary dated June 1, 2017	(38)

(2)
	2.1	Copy of By-Laws of the Registrant (including Amendment Nos. 11-13);	(20)
	2.2	Amendment No. 14	(22)
	2.3	Amendment No. 15	(23)
	2.4	Amendment No. 16	(24)
	2.5	Amendment No. 17	(24)
	2.6	Amendment No. 18	(24)
	2.7	Amendment No. 19	(37)

(3)	Not applicable

(4)	The Registrant hereby incorporates the conformed copy of Agreement and Plan of Reorganization are filed herein as Annex A to the Prospectus/Proxy Statement from Item 4 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on October 10, 2017.

(5)
	5.1	Copies of Specimen Certificates for Shares of Capital Stock of the Registrant’s Class A Shares, Class B Shares and Class C Shares; As of September 1, 1997, Federated Securities Corp. stopped issuing share certificates.	(16)

(6)
	6.1	Conformed Copy of Investment Advisory Contract of the Registrant;	(9)
	6.2	Conformed copy of Amendment dated June 1, 2001 to the Investment Advisory Contract of the Registrant;	(21)

(7)
	7.1	Conformed Copy of Distributor's Contract of the Registrant;	(12)
	7.2	Conformed Copy of Exhibit A and B to the Distributor’s Contract of the Registrant;	(20)
	7.3	Conformed Copy of Distributor’s Contract (Class B Shares) including Exhibit 1 and Schedule A and B;	(17)
	7.4	The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24(b)(6) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the Commission on July 24, 1995 (File Numbers 33-38550 and 811-6269);
	7.5	Conformed copy of Amendment dated June 1, 2001 to Distributor’s Contract of the Registrant;	(21)
	7.6	Conformed copy of Amendment dated October 1, 2003 to Distributor’s Contract of the Registrant	(23)
	7.7	Conformed copy of Exhibit E to the Distributor’s Contract of the Registrant	(27)
	7.8	Conformed copy of Exhibit F dated March 1, 2017 to the Distributor’s Contract of the Registrant	(36)

(8)	Not applicable

(9)
	9.1	Conformed Copy of Custodian Contract of the Registrant;	(13)
	9.2	Conformed Copy of Custodian Fee Schedule;	(17)
	9.3	Conformed copy of Amendment to Custodian Contract of the Registrant;	(21)
	9.4	Conformed Copy of Custodian Contract of the Registrant including Amendments 1 through 6	(29)
	9.5	Conformed Copy of Amendments 8 and 9 to the Custodian Agreement of the Registrant	(30)

(10)
	10.1	Conformed Copy of Distribution Plan of the Registrant;	(12)
	10.2	Conformed Copy of Exhibit A of Distribution Plan of the Registrant;	(20)
	10.3	The responses described in Item 23(e) (v) are hereby incorporated by reference.
	10.4	Conformed Copy of Exhibit 1 and Schedule A to Distribution Plan (Class B Shares) of the Registrant;	(17)
	10.5	Conformed copy of Distribution Plan (including Exhibit A) of the Registrant;	(23)

(11)	The Registrant hereby incorporates the Conformed Copy of Opinion and Consent of Counsel Regarding the Legality of Shares being Issued from Item 11 of the Registrant’s Registration Statement on Form N-14, filed with the Commission on October 10, 2017.

(12)	Conformed copy of Opinion regarding Tax Consequences of the Reorganization	+

(13)
	13.1	Conformed Copy of Amended and Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custodian Services Procurement;	(15)
	13.2	The responses described in Item 23(e) (v) are hereby incorporated by reference.
	13.3	The Registrant hereby incorporates the conformed copy of Amendment No. 2 to the Amended & Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement from Item 23 (h) (v) of the Federated U.S. Government Securities: 2-5 Years Registration Statement on Form N-1A, filed with the Commission on March 30, 2004. (File Nos. 2-75769 and 811-3387);
	13.4	The Registrant hereby incorporates the conformed copy of Amendment No. 3 to the Amended & Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement from Item 23 (h) (v) of the Federated U.S. Government Securities: 2-5 Years Registration Statement on Form N-1A, filed with the Commission on March 30, 2004. (File Nos. 2-75769 and 811-3387);
	13.5	Conformed Copy of Principal Shareholder Services Agreement (Class B Shares) including Exhibit 1 and Schedule A and B;	(17)
	13.6	Conformed Copy of Shareholders Services Agreement (Class B Shares) including Exhibit 1 and Schedule A;	(17)
	13.7	The Registrant hereby incorporates by reference the conformed copy of the Agreement for Administrative Services, with Exhibit 1 and Amendments 1 and 2 attached, between Federated Administrative Services and the Registrant from Item 23(h) (iv) of the Federated Total Return Series, Inc. Registration Statement on Form N-1A, filed with the Commission on November 29, 2004. (File Nos. 33-50773 and 811-7115);
	13.8	The Registrant hereby incorporates the conformed copy of the Second Amended and Restated Services Agreement, with attached Schedule 1 revised 6/30/04, from Item 23(h) (vii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 29, 2004. (File Nos. 33-29838 and 811-5843)
	13.9	The Registrant hereby incorporates the conformed copy of the Financial Administration and Accounting Services Agreement, with attached Exhibit A revised 6/30/04, from Item (h) (viii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the Commission on July 29, 2004. (File Nos. 33-29838 and 811-5843)
	13.10	The Registrant hereby incorporates the conformed copy of Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust Company from Item 23(h)(viii)of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the Commission on April 28, 2006 (File Nos. 33-60411 and 811-07309);
	13.11	Conformed copy of the Financial Administration and Accounting Services Agreement, with attached Exhibit A revised 1/1/07;	(26)
	13.12	Conformed Copy of the Amendment to Transfer Agency and Service Agreement dated January 1, 2008.	(29)
	13.13	Conformed Copy of First Amendment to the Amended and Restated Agreement for Administrative Services.	(32)

(14)
	14.1	The Registrant hereby incorporates the conformed copy of Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm from Item 14 of the Registrant’s Registration Statement on Form N-14 filed with the Commission on October 10, 2017
	14.2	The Registrant hereby incorporates the Conformed copy of Consent of KPMG LLP, Independent Registered Public Accounting Firm from Item 14 of the Registrant’s Registration Statement on Form N-14 filed with the Commission on October 10, 2017.

(15)	Not Applicable

(16)
	16.1	The Registrant hereby incorporates the conformed copy of Unanimous Consent of Directors from Item 16 of the Registrant’s Registration Statement on Form N-14 filed with the Commission on October 10, 2017;
	16.2	Conformed copy of Power of Attorney of the Registrant ; from Item 16 of the Registrant’s Registration Statement on Form N-14 filed with the Commission on October 10, 2017.

(17)	The Registrant hereby incorporates the Form of Ballot from Item 17 of the Registrant’s Registration Statement on Form N-14 filed with the Commission on October 10, 2017.	+

+	Exhibit is being filed electronically with registration statement; indicate by footnote

ALL RESPONSES ARE INCORPORATED BY REFERENCE TO A POST-EFFECTIVE AMENDMENT (PEA) OF THE REGISTRANT FILED ON FORM N-1A (FILE NOS. 2-91776 and 811-3984)
2	PEA No. 1 filed November 29, 1976.
9	PEA No. 36 filed July 17, 1990.
12	PEA No. 42 filed May 25, 1994.
13	PEA No. 45 filed May 25, 1995.
15	PEA No. 48 filed May 28, 1996.
16	PEA No. 50 filed May 29, 1997.
17	PEA No. 51 filed May 29, 1998.
20	PEA No. 56 filed May 25, 2001.
21	PEA No. 57 filed May 29, 2002.
22	PEA No. 58 filed May 28, 2003.
23	PEA No. 59 filed June 1, 2004.
24	PEA No. 60 filed May 27, 2005.
26	PEA No. 64 filed March 30, 2007.
27	PEA No. 67 filed May 29, 2008.
28	PEA No. 68 filed May 28, 2009.
29	PEA No. 69 filed May 26, 2010.
30	PEA No. 70 filed May 26, 2011.
31	PEA No. 72 filed May 29, 2012.
32	PEA No. 74 filed May 28, 2013.
33	PEA No. 76 filed May 28, 2014.
34	PEA No. 78 filed May 27, 2015.
35	PEA No. 80 filed May 26, 2016
36	PEA No. 82 filed March 28, 2017
37	PEA No. 84 filed May 23, 2017
38	PEA No. 85 filed July 26, 2017

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item (16)(12) of Form N-14 prior to the closing date of the reorganization.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, FEDERATED MUNICIPAL BOND FUND, INC., has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 8th day of December, 2017.

FEDERATED MUNICIPAL BOND FUND, INC.
BY: /s/ George F. Magera George F. Magera, Assistant Secretary
Pursuant to the requirements of the Securities Act of 1933, this Amendment to its Registration Statement has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE
BY: /s/ George F. Magera George F. Magera, Assistant Secretary	Attorney In Fact For the Persons Listed Below	December 8, 2017
J. Christopher Donahue*	President and Director (Principal Executive Officer)
Lori A. Hensler*	Treasurer (Principal Financial Officer/ Principal Accounting Officer)
John B. Fisher*	Director
John T. Collins*	Director
G. Thomas Hough*	Director
Maureen Lally-Green*	Director
Peter E. Madden*	Director
Charles F. Mansfield, Jr.*	Director
Thomas M. O’Neill*	Director
P. Jerome Richey*	Director
John S. Walsh*	Director
*By Power of Attorney